UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

KT CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2002 and 2003

(With Accountants’ Review Report Thereon)

Accountants’ Review Report

The Board of Directors and Stockholders

KT Corporation:

We have reviewed the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Company”) as of June 30, 2003, and the related consolidated statements of earnings and retained earnings and cash flows for the three-month period ended June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review. The accompanying consolidated statements of earnings and retained earnings and cash flows for the three-month period ended June 30, 2002, presented for comparative purposes were not reviewed. We did not review the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3 and 44.7 percent owned subsidiary at June 30, 2002 and 2003, respectively, as of and for the three and six-month periods ended June 30, 2002 and 2003, and (2) KTICOM Co., Ltd. (“KTICOM”), a 46.6 percent and 87.3 percent owned (all indirectly owned by KTF) subsidiary at June 30, 2002 and March 5, 2003, respectively, as of June 30, 2002 and March 5, 2003 and for the three and six-month period ended June 30, 2002 and for the period from January 1, 2003 to March 5, 2003. The financial statements of KTF and KTICOM, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 29.7 percent and 30.7 percent as of June 30, 2002 and 2003, respectively, and total revenues constituting 28.7 percent and 27.2 percent for the periods ended June 30, 2002 and 2003, respectively, of the related consolidated totals. Those financial statements were reviewed by other accountants whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other accountants.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by Securities and Futures Commission of the Republic of Korea and standards established by the American Institute of Certified Public Accountants. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying consolidated balance sheet as of December 31, 2002, and the related consolidated statements of earnings and retained earnings and cash flows for the year then ended, which are not accompanying this report, were audited by us, whose report thereon dated March 24, 2003 expressed an unqualified opinion. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3 percent owned subsidiary at December 31, 2002, as of and for the year ended December 31, 2002, (2) KTICOM Co., Ltd. (“KTICOM”), a 87.3 percent (all indirectly owned by KTF) owned subsidiary at December 31, 2002, as of December 31, 2002, and for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other auditors. The accompanying consolidated balance sheet as of December 31, 2002, presented for comparative purposes, is not materially different from the audited consolidated balance sheet, except for the effects of applying the Statements of Korea Accounting Standards No.6, “Events Occurring after the Balance Sheet Date,” and No. 8, “Investments in Securities”.

The accompanying consolidated financial statements as of and for the six-month period ended June 30, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 3 to the consolidated financial statements.

As discussed in note 2(a) to the consolidated financial statements, effective on January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to retained earnings. In addition, certain accounts of prior year’s financial statements were reclassified to conform to the current year’s presentation.

Financial Accounting Standards in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected stockholders’ equity as of December 31, 2002 and June 30, 2003 and results of operations for the six-month periods ended June 30, 2002 and 2003, to the extent summarized in note 32 to the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 25, 2003

This report is effective as of August 25, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars)

	2002		2003	2003 (note 3)
Assets
Current assets:
Cash and cash equivalents (note 4)	(Won)	1,086,689	1,183,201	$989.3
Short-term financial instruments (note 5)		819,859	289,055	241.7
Current portion of investment securities (note 8):
Trading securities		433,661	54,768	45.8
Available-for-sale securities		853,281	60,266	50.4
Held-to-maturity securities		218	469	0.4
Notes and accounts receivable – trade, less allowance for doubtful accounts of (Won)430,066 in 2002 and (Won)544,085 in 2003 (note 2)		2,982,501	3,247,628	2,715.4
Accounts receivable – other		512,512	311,252	260.2
Inventories (note 6)		244,191	235,372	196.8
Other current assets (note 7)		281,423	328,783	274.9

Total current assets		7,214,335	5,710,794	4,774.9

Investment securities:
Available-for-sale securities (note 8)		353,187	349,578	292.3
Held-to-maturity securities (note 8)		5,795	10,174	8.5
Equity securities of affiliates (note 9)		102,504	66,419	55.5

Total investment securities		461,486	426,171	356.3

Property, plant and equipment (note 10):
Land		1,155,824	1,155,060	965.8
Buildings and structures		4,124,827	4,135,024	3,457.4
Machinery and equipment		33,400,282	33,074,683	27,654.4
Vehicles and ships		75,607	79,701	66.6
Furniture and tools		1,628,175	1,918,065	1,603.7
Construction in progress		907,093	1,369,984	1,145.5

		41,291,808	41,732,517	34,893.4
Less accumulated depreciation		24,439,217	25,256,581	21,117.5

Net property, plant and equipment		16,852,591	16,475,936	13,775.9

Other assets (notes 5, 11 and 25)		4,521,734	4,300,738	3,595.9

Total assets	(Won)	29,050,146	26,913,639	$22,503.0

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2002 and June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars, except share data)

	2002		2003	2003 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable – trade	(Won)	1,167,195	944,384	$789.6
Short-term borrowings (note 12)		1,116,385	378,536	316.5
Current portion of long-term debt (note 14)		1,846,210	2,387,250	1,996.0
Accounts payable – other		1,485,427	1,162,199	971.7
Advance receipts from customers		128,498	86,091	72.0
Accrued expenses		257,565	402,242	336.3
Withholdings		170,684	224,093	187.4
Income taxes payable		449,486	630,395	527.1
Other current liabilities (notes 13 and 22)		93,774	115,934	97.0

Total current liabilities		6,715,224	6,331,124	5,293.6
Long-term debt, excluding current portion (notes 14 and 22)		9,877,487	9,080,880	7,592.7
Refundable deposits for telephone installation (note 15)		1,533,566	1,328,996	1,111.2
Retirement and severance benefits, net of cumulative transfers to National Pension Fund and deposit for severance benefit insurance (note 16)		379,606	477,986	399.7
Long-term accounts payable – other (note 2(m))		554,138	521,246	435.8
Other long-term liabilities (note 17)		157,559	201,226	168.2

Total liabilities		19,217,580	17,941,458	15,001.2

Stockholders’ equity (note 18):
Common stock of (Won)5,000 par value:
Authorized – 1,000,000,000 shares Issued – 309,077,659 shares in 2002 and 290,686,000 shares in 2003		1,560,998	1,560,998	1,305.2
Capital surplus (note 19)		1,447,951	1,339,205	1,119.7
Retained earnings:
Appropriated (note 20)		6,442,265	8,025,853	6,710.6
Unappropriated		1,832,217	337,162	281.9

		8,274,482	8,363,015	6,992.5

Capital adjustments:
Foreign-based operations translation adjustment		(7,946)	(7,121)	(6.0)
Unrealized gains (losses) on available-for-sale securities (note 8)		743,563	(59,626)	(49.9)
Unrealized losses on equity securities of affiliates (note 9)		(4,266)	(4,943)	(4.1)
Stock options (note 27)		553	3,670	3.1
Treasury stock (note 21)		(4,112,225)	(4,056,575)	(3,391.8)
Loss on retirement of treasury stock		(6,638)	(6,631)	(5.5)

		(3,386,959)	(4,131,226)	(3,454.2)

Minority interest in consolidated subsidiaries		1,936,094	1,840,189	1,538.6

Total stockholders’ equity		9,832,566	8,972,181	7,501.8
Commitments and contingencies (note 22)

Total liabilities and stockholders’ equity	(Won)	29,050,146	26,913,639	$22,503.0

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

For the three and six-month periods ended June 30, 2002 and 2003

(Unaudited)

(In millions of won and U.S. dollars, except earnings per share)

	2002			2003		2003 six-month period (note 3)
	three-month period		six-month period	three-month period	six-month period
Operating revenues (notes 2(a) and 23)	(Won)	3,993,844	8,096,432	4,092,245	8,115,529	$6,785.5
Operating expenses (notes 2(a) and 24)		3,413,931	6,579,757	3,310,575	6,462,490	5,403.4

Operating income		579,913	1,516,675	781,670	1,653,039	1,382.1

Other income (expense):
Interest income		34,618	73,008	21,451	62,847	52.5
Interest expense		(159,516)	(314,181)	(177,460)	(364,210)	(304.5)
Equity in losses of affiliates, net (note 9)		(5,852)	(6,748)	(6,721)	(12,041)	(10.1)
Foreign currency translation gain, net		99,818	99,554	66,411	8,160	6.8
Loss on disposition of inventories, net		(3,079)	(6,161)	(194)	(466)	(0.4)
Loss on disposition of property, plant and equipment, net		(28,299)	(34,513)	(38,351)	(68,665)	(57.4)
Gain on disposition of available-for-sale securities, net (note 8)		275,333	275,376	2,003	775,906	648.8
Contributions received for losses on universal telecommunications services (note 30)		21,100	34,964	19,603	26,618	22.3
Reversal of negative goodwill (note 2)		104	207	130	259	0.2
Prior year’s income tax refund (additional payment)		1,542	6,828	(2)	1,437	1.2
Donations and contribution payments (notes 22 and 29)		(43,952)	(86,571)	(49,336)	(91,069)	(76.1)
Other, net		(31,554)	5,984	41,620	55,558	46.5

		160,263	47,747	(120,846)	394,334	329.8

Earnings before income taxes and minority interest		740,176	1,564,422	660,824	2,047,373	1,711.9
Income taxes (note 25)		194,893	416,954	292,567	684,533	572.4

Earnings before minority interest		545,283	1,147,468	368,257	1,362,840	1,139.5
Minority interest in earnings of consolidated subsidiaries, net		(81,117)	(183,515)	(78,333)	(135,155)	(113.0)

Net earnings	(Won)	464,166	963,953	289,924	1,227,685	$1,026.5
Retained earnings at beginning of the period		6,994,676	6,718,943	8,211,276	8,274,482	6,918.5
Cumulative effect of accounting change (note 2)		—	—	(116)	(1,530)	(1.3)
Retirement of treasury stock (notes 18 and 21)		—	—	(138,069)	(924,735)	(773.2)
Dividends			(224,054)	—	(212,887)	(178.0)

Retained earnings at end of the period	(Won)	7,458,842	7,458,842	8,363,015	8,363,015	$6,992.5

Basic earnings per share of common stock in Won and U.S. dollars (note 26)	(Won)	1,776	3,571	1,340	5,637	$4.7

Diluted earnings per share of common stock in Won and U.S. dollars (note 26)	(Won)	1,507	3,220	1,147	4,724	$3.9

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the three and six-month periods ended June 30, 2002 and 2003

(Unaudited)

(In millions of won and US dollars)

	2002			2003		2003 six-month period (note 3)
	three-month period		six-month period	three-month period	six-month period
Cash flows from operating activities:
Net earnings	(Won)	464,166	963,953	289,924	1,227,685	$1,026.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		801,749	1,591,778	789,664	1,550,390	1,296.3
Amortization		87,879	175,356	88,394	178,139	148.9
Provision for doubtful accounts		37,550	90,373	76,973	138,682	116.0
Provision for retirement and severance benefits		85,399	143,788	60,926	142,210	118.9
Withdrawal from National Pension Fund, net		180	188	49	149	0.1
Equity in losses of affiliates		5,852	6,748	6,721	12,041	10.1
Loss on disposition of property, plant and equipment		28,299	34,513	38,351	68,665	57.4
Gain on foreign currency transactions and translation, net		(123,843)	(128,296)	(65,773)	(7,402)	(6.2)
Gain on disposition of available-for-sale securities, net		(275,333)	(275,376)	(2,003)	(775,906)	(648.8)
Payment of retirement and severance benefits		(7,807)	(11,557)	(25,898)	(42,677)	(35.7)
Deferred income tax expense		6,695	72,366	85,867	42,275	35.3
Minority interest in earnings of consolidated subsidiaries		81,117	183,515	78,333	135,155	113.0
Changes in assets and liabilities:
Decrease (increase) in notes and accounts receivable – trade		16,984	(10,297)	(46,061)	(203,242)	(169.9)
Decrease (increase) in inventories		2,470	(38,902)	(48,347)	(58,300)	(48.7)
Decrease (increase) in prepaid expenses		18,261	(44,133)	31,034	(49,144)	(41.1)
Increase (decrease) in notes and accounts payable – trade		21,542	(203,850)	(99,541)	(357,517)	(298.9)
Increase (decrease) in advance receipts from customers		15,071	(9,309)	21,592	(32,356)	(27.1)
Increase (decrease) in income taxes payable		(33,245)	100,922	(37,455)	165,339	138.2
Increase in withholdings		20,076	8,345	36,372	48,705	40.7
Increase in accrued expenses		122,516	160,355	60,586	188,612	157.7
Increase (decrease) in accounts payable – other		(50,693)	116,891	(300,263)	(702,106)	(587.0)
Decrease (increase) in long-term account receivable – trade		10,429	12,956	(57,969)	(104,659)	(87.5)
Other, net		32,721	71,567	21,917	66,294	55.5

Net cash provided by operating activities	(Won)	1,368,035	3,011,894	1,003,393	1,631,032	$1,363.7

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the three and six-month periods ended June 30, 2002 and 2003

(Unaudited)

(In millions of won and US dollars)

	2002			2003		2003 six-month period (note 3)
	three-month period		six-month period	three-month period	six-month period
Cash flows from investing activities:
Decrease in accounts receivable – other	(Won)	31,941	29,841	238,965	450,833	$377.0
Purchases of property, plant and equipment		(597,285)	(1,274,350)	(725,324)	(1,123,911)	(939.7)
Proceeds from sale of property, plant and equipment		19,219	22,378	15,312	79,198	66.2
Decrease (increase) in other assets		(790,162)	(949,739)	4,613	20,732	17.3
Decrease (increase) in short-term financial instruments		291,736	(109,895)	289,752	529,313	442.6
Decrease (increase) in other current assets		(465,987)	(58,713)	69,074	467,417	390.8
Proceeds from sale of equity securities of affiliates		17,988	17,988	3,399	21,959	18.4
Proceeds from sale of available-for-sale securities		296,002	296,808	3,667	120,373	100.6
Purchase of equity securities of affiliates		—	—	—	(15,416)	(12.9)
Purchase of available-for-sale securities		(138,453)	(139,258)	(30,550)	(72,360)	(60.5)

Net cash provided by (used in) investing activities		(1,335,001)	(2,164,940)	(131,092)	478,138	399.8

Cash flows from financing activities:
Payment of dividends		(225,048)	(225,981)	(213,387)	(213,404)	(178.4)
Repayment of short-term borrowings, net		(173,108)	(566,121)	(460,364)	(730,369)	(610.7)
Repayment of long-term debt		(407,016)	(891,320)	(441,850)	(989,700)	(827.5)
Proceeds from issuance of long-term debt		1,586,353	4,399,784	459,633	600,749	502.3
Decrease in refundable deposits for telephone installation		(333,011)	(583,940)	(120,940)	(205,060)	(171.5)
Decrease in other long-term liabilities		(326)	(7,714)	(2,513)	(2,161)	(1.8)
Increase (decrease) in minority interest		86,785	24,897	703	(64,162)	(53.6)
Reacquisition of treasury stock		(1,270,317)	(3,233,845)	(138,069)	(138,483)	(115.8)
Acquisition of additional equity interest in consolidated subsidiaries		—	—	(99,972)	(300,838)	(251.5)
Other, net		(480)	(476)	13,126	908	0.7

Net cash used in financing activities		(736,168)	(1,084,716)	(1,003,633)	(2,042,520)	(1,707.8)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		(22)	(22)	—	29,862	25.0

Net increase (decrease) in cash and cash equivalents		(703,156)	(237,784)	(131,332)	96,512	80.7
Cash and cash equivalents at beginning of period		1,634,377	1,169,005	1,314,533	1,086,689	908.6

Cash and cash equivalents at end of period	(Won)	931,221	931,221	1,183,201	1,183,201	$989.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2002 and 2003

(Unaudited)

(1)	Business

KT Corporation (“KT”) commenced operation on January 1, 1982 through the segregation of specified operations from the Ministry of Information and Communication (the “MIC”) for the purposes of contributing to the convenience in national life and the improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued additional shares of 24,282,195 on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other Government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT was allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the Government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a material adverse effect on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in Korean, from the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

In addition, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years would be adjusted to retained earnings. Therefore, the Company charged the organization cost of (Won)1,530 million to the retained earnings. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported net earnings but, due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” stockholders’ equity as of December 31, 2002 increased by (Won)212,887 million. The amount represents the dividends recorded in 2002 but not yet approved. Under the new standard, for the comparative purposes, this amount was retroactively adjusted as of December 31, 2002.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and June 30, 2003. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

Subsidiary	Year of establishment	Year of obtaining control	Percentage ownership (%)		Primary business
			2002	2003
KT Powertel Co., Ltd. (“KTP”)	1985	1985	45.4	44.8	Trunk radio system business
KT Solutions Corporation (“KTS”)	1986	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	93.8	93.8	Public telephone maintenance
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	Data communication
Korea Telecom America, Inc.	1993	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	Foreign telecommunication business
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	Submarine cable construction and maintenance
KT Freetel Co., Ltd. (“KTF”)	1997	1997	40.3	44.7	PCS business
New Telephone Company	1993	1998	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	Foreign telecommunication business
KT ICOM Co., Ltd. (“KT ICOM”)*	2001	2001	87.3	100.0	IMT2000 service
KTF Technologies Inc. (“KTFT”)**	2001	2002	57.4	57.4	PCS handset development
KT Commerce Inc. (“KTC”)***	2002	2002	100.0	100.0	B2C, B2B service
Central Telecom Capital Corp. (“Centel”)****	1999	2003	48.8	42.8	Rental service
KT China Co., Ltd. (“KTCC”)	2003	2003	—	100.0	Foreign telecommunication business

*	The ownership percentage in KT ICOM represents the ownership of this entity by KTF.
**	The 57.4% ownership percentage in KTFT represents the ownership of this entity by KTF.
***	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).
****	The 42.8% ownership percentage in Centel represents the ownership of this entity by KTS.

All significant intercompany balances and transactions have been eliminated in consolidation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which has resulted in a decrease in the Company’s equity ownership interest but a increase in the Company’s capital surplus of (Won)26,181 million due to increase of net equity of KTF. In addition, the Company acquired an additional 11,254,083 shares of KTF for (Won)300,838 million, increasing its equity ownership interest to 44.7%. The amount paid by KT exceeded the proportionate net assets of KTF by (Won)135,675. In accordance with Korean GAAP, this difference was recorded as a reduction to capital surplus.

KTS, a subsidiary of KT, became the largest shareholder of Centel with an ownership interest of 42.8%. Therefore, Centel has been included in consolidation as of June 30, 2003.

In March 2003, the Company invested (Won)1,244 million in KTCC, which is a wholly-owned subsidiary and located in China.

As of June 30, 2003, KT or KTS has issued guarantees of consolidated subsidiaries’ debt and contract performance as follows:

Subsidiary	Millions
KTF	(Won)	7,039
NTC		9,545
KTSC		54,770
Centel		14,399

	(Won)	85,753

Significant account balances which occurred in the normal course of business with and between consolidated subsidiaries as of December 31, 2002 and June 30, 2003 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2002		2003
Trade notes and accounts receivable	(Won)	230,705	126,072
Trade notes and accounts payable		207,241	106,231
Convertible notes		336,790	321,673

Significant transactions which occurred in the normal course of business with and between consolidated subsidiaries for the six-month periods ended June 30, 2002 and 2003 are summarized as follows:

	Millions
	2002			2003
Income Statement Items	three-month period		six-month period	three-month period	six-month period
Operating revenues	(Won)	283,513	589,180	352,447	714,153
Operating expenses		284,015	592,885	364,547	749,784

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

The allowances for doubtful notes and accounts receivable are based on an analysis of portfolio quality and management’s judgment. Changes in the allowances for doubtful accounts for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Balance at beginning of period	(Won)	330,345	430,066
Increase due to the changes of consolidated subsidiaries		483	65
Provision		194,288	138,682
Write-offs		(95,050)	(24,728)

Balance at end of period	(Won)	430,066	544,085

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving- average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to the net realizable value.

(f)	Investments in Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 8, “Investments in Securities”. In accordance with this standard, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

As allowed by this standard, prior year investment balances have been reclassified to conform with the current year presentation.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but are under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for impairment. Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the useful life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to earnings as incurred. Property, plant and equipment contributed by the Government on January 1, 1982 are stated at net revalued amounts.

Prior to January 1, 2003, the Company capitalized interest cost, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses on all borrowings.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) using rates based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels and concrete and steel telephone poles	20-40
Other	3-15
Ships	5-12
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Other	2-8

(i)	Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and other intangible assets. The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(j)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, which are computed using the following methods.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)	Intangible Assets, Continued

(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life.

Amortization of goodwill of (Won)147,153 million and (Won)147,734 million for the six-month periods ended June 30, 2002 and 2003, respectively, and amortization of negative goodwill of (Won)207 million and (Won)259 million for the six-month periods ended June, 30 2002 and 2003, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

An impairment loss would be recognized when the carrying amount of goodwill exceeds estimated discounted future net cash flows expected from the entities that are being consolidated and its eventual disposition are less than its carrying amount.

(ii)	Other Intangible Assets

Other intangible assets, consisting of rights to exclusive usage and deferred development cost are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

During 2001, KTICOM acquired IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. As described in note 2(a), KTICOM was merged into KTF on March 6, 2003. The net amount of the frequency usage right is included in other assets in the accompanying consolidated balance sheets as of December 31, 2002 and June 30, 2003. The Company paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable - other in the accompanying consolidated balance sheet as of June 30, 2003. These rights have a contractual life of 15 years and will be amortized commencing on the date commercial service is initiated through the end of their contractual life. The Company has not amortized frequency usage right in the period ended June 30, 2003 because the related commercial services have not been provided.

In addition, the interest expense incurred from long-term accounts payable - other for frequency usage right was capitalized as frequency usage right through December 31, 2002. As of December 31, 2002, capitalized interest amounts to (Won)74,631 million. As described in note 2(h), effective January 1, 2003, the Company no longer capitalizes interest costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)	Intangible Assets, Continued

(iii)	Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility has been obtained, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of (Won)129,009 million and (Won)129,581 million, including deferred amounts of (Won)14,552 million and (Won)11,699 million, for the six-month periods ended June 30, 2002 and 2003, respectively.

(iv)	Advertising Costs

The Company expenses advertising costs as they are incurred. These expenses include media and other promotional and sponsoring costs.

(k)	Convertible Notes and Bonds with Warrants

The Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(l)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposits for severance benefits insurance amounting to (Won)338,576 million and (Won)340,214 million as of December 31, 2002 and June 30, 2003, respectively, are reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were (Won)1,066 million and (Won)1,181 million as of December 31, 2002 and June 30, 2003, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(m)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

Long-term accounts payable - other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency use license. The balance as of June 30, 2003 is as follows:

	Millions
Long-term accounts payable - other	(Won)	650,000
Discount		(140,291)

	(Won)	509,709

The maturities of the Company’s long-term accounts payable - other related to frequency usage right outstanding as of June 30, 2003 are as follows:

Year	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

(n)	Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing free gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

(o)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(p)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(p)	Derivatives, Continued

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

(q)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2002 and June 30, 2003, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,200.4 to US$1 and (Won)1,193.1 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate ruling at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(r)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received, and the values of the options exercised and credited to the capital adjustment account.

(s)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(t)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales for Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer.

Prior to April 15, 2001, KT revised the telephone installation deposit system which allowed customers to choose between alternative plans for initiating basic telephone services. Under these alternatives, customers can elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(t)	Revenue Recognition, Continued

Effective April 15, 2001, the Company revised its telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

Effective January 1, 2003, the Company adopted the statement of Korea Accounting Standards No. 4, “Revenue Recognition,” clarifying existing standards regarding revenue recognition. The Company’s current policy for revenue recognition is not significantly different from the requirements of the statement of Korea Accounting Standards No. 4.

(u)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on marketable investments in equity securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries are presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during the period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(x)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(y)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(z)	Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gain or loss on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(aa)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i)	Cash and cash equivalents, short-term financial instruments, notes and accounts receivable - trade, accounts receivable - other, trading securities, available–for-sale securities, notes and accounts payable - trade, short-term borrowings and accrued expenses. The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

(ii)	Investment Securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Loans included in other current assets and other assets

The carrying amount of loans included in other current assets approximate fair value due to the short term maturities of these investments. The fair value of long-term loans in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv)	Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v)	Interest rate swap, interest rate swaption and currency swap

The fair values of interest rate swap, interest rate swaption and currency swap are estimated based on quotes obtained from dealers.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments, Continued

The estimated fair values of the Company’s significant financial instruments at December 31, 2002 and June 30, 2003 are summarized as follows:

	2002 (millions)
	Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,086,689	1,086,689
Short-term financial instruments		819,859	819,859
Notes and accounts receivable - trade		2,982,501	2,982,501
Accounts receivable - other		512,512	512,512
Trading securities		433,661	433,661
Available-for-sale securities:
• Practicable to estimate fair value		1,010,528	1,010,528
• Not practicable		195,940	N/A
Held-to-maturity securities		6,013	5,997
Loans included in other current assets and other assets		1,033,499	849,888
Notes and accounts payable - trade		1,167,195	1,167,195
Short-term borrowings		1,116,385	1,116,385
Accrued expenses		257,565	257,565
Interest rate swap		7,662	7,662
Interest rate swaption		1,459	1,459
Long-term debt		11,723,697	11,473,089
Cash and cash equivalents		1,183,201	1,183,201
Short-term financial instruments		289,055	289,055
Notes and accounts receivable - trade		3,247,628	3,247,628
Accounts receivable - other		311,252	311,252
Trading securities		54,768	54,768
Available-for-sale securities:
• Practicable to estimate fair value		205,843	205,843
• Not practicable		204,001	N/A
Held-to-maturity securities		10,643	10,887
Interest rate swap		7,202	7,202
Loans included in other current assets and other assets		966,883	813,595
Notes and accounts payable - trade		944,384	944,384
Short-term borrowings		378,536	378,536
Accrued expenses		402,242	402,242
Interest rate swaption		1,331	1,331
Currency swap		2,671	2,671
Long-term debt		11,468,130	11,359,482

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments, Continued

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 are summarized as follows:

	2002 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat. Ltd.	0.7	(Won)	6,221	Not available
Inmarsat Venture plc	2.3		15,015	Not available
Danish Russian Japan Korean Telecommunication Group	10.0		307	Not available
Korea Software Financial Cooperative	1.4		1,000	88,188	82,140	5,953	2,819
Korea Multinet Co.	7.1		—	7,650	(4,012)	1,468	(2,574)
Polytech Adventure Town, Inc.	6.7		200	2,934	2,907	—	(99)
Real Telecom Corporation	7.8		5,190	46,196	14,837	22,928	(4,424)
KT Internal Venture Fund No.1	89.3		3,303	3,785	3,682	24	(134)
Korea Information Certificate Authority, Inc.	9.4		2,000	21,551	18,133	13,743	(381)
Mirae Asset Securities Co., Ltd.	9.6		11,960	563,773	191,315	531,763	21,311
Korea Telecom Venture Fund No. 1	90.0		18,000	22,122	21,856	619	350
Kookmin Credit Information, Inc.	13.0		1,202	12,901	6,550	32,249	1,243
Korea Information Technology Fund	33.3		100,000	300,000	300,000	—	—
On Game Network Inc.	19.5		1,060	9,016	5,869	10,953	148
Online Pass Co., Ltd.	19.5		370	1,873	1,571	1,731	(324)
e-Charge Corp.	3.1		—	Not available
Other	—		30,112	Not available

		(Won)	195,940

	2003 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat. Ltd.	0.7	(Won)	6,221	4,760,105	2,581,141	1,241,175	343,015
Inmarsat Venture plc	2.3		15,015	1,664,862	1,117,830	579,459	205,456
Danish Russian Japan Korean Telecommunication Group	10.0		307	Not available
Korea Software Financial Cooperative	1.4		1,000	Not available
Korea Multinet Co.	7.1		—	5,476	(6,110)	1,468	(4,672)
Polytech Adventure Town, Inc.	6.7		200	Not available
Real Telecom Corporation	7.8		5,190	43,536	10,856	8,810	(1,886)
KT Internal Venture Fund No.1	89.3		3,303	13,930	13,832	29	(765)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments, Continued

	2003 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Korea Information Certificate Authority, Inc.	9.4		2,000	20,645	17,582	5,306	(474)
Mirae Asset Securities Co., Ltd	9.6		11,960	666,851	187,284	264,014	17,409
Korea Telecom Venture Fund No. 1	90.0		18,000	22,259	22,120	211	68
Kookmin Credit Information, Inc.	13.0		1,202	Not available
Korea Information Technology Fund	33.3		100,000	300,000	300,000	—	—
On Game Network Inc.	19.5		1,060	Not available
Online Pass Co., Ltd.	19.5		370	Not available
e-Charge Corp.	3.1		—	Not available
Other	—		38,173	Not available

		(Won)	204,001

(ab)	Consolidated Statements of Cash Flows

The Company paid (Won)272,913 million and (Won)320,560 million in interest (net of amounts capitalized) and (Won)234,355 million and (Won)446,148 million in income taxes for the six-month periods ended June 30, 2002 and 2003, respectively.

(ac)	Segment Information

The Company has two reportable operating segments - wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services (including IMT-2000 services) reportable operating segment became to provide both PCS service and IMT-2000 service through the merger between two separate legal entities, KTF and KT ICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Company’s reportable segments are separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ac)	Segment Information, Continued

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” line item “Other income (deductions), net” include minority interest in earnings of consolidated subsidiaries of (Won)183,515 million and (Won)135,155 million for the six-month periods ended June 30, 2002 and 2003, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)125,250 million and (Won)89,411 million for the six-month periods ended June 30, 2002 and 2003, respectively. Reconciling adjustments also include reclassification of amortization of goodwill (reversal of negative goodwill), net, between the line items “Other income (deductions), net” and “Operating expenses – Depreciation and amortization” in the amount of (Won)149,445 million and (Won)156,855 million for the six-month periods ended June 30, 2002 and 2003, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2002:

	2002 (millions)
	Wireline Communications		PCS Services (including IMT-2000 Services)	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,512,390	2,319,738	264,304	—	8,096,432
Intersegment		315,147	271,639	35,458	(622,244)	—

		5,827,537	2,591,377	299,762	(622,244)	8,093,850
Operating expenses:
Depreciation and amortization		1,244,855	347,435	29,240	145,604	1,767,134
Other		3,342,821	1,836,990	260,178	(627,366)	4,812,623

		4,587,676	2,184,425	289,418	(481,762)	6,579,757

Operating income (loss)		1,239,861	406,952	10,344	(140,482)	1,516,675

Interest income		28,910	38,188	5,910	—	73,008
Interest expense		(200,491)	(108,601)	(5,089)	—	(314,181)
Other income (expenses), net		290,140	19,433	(33,095)	(171,074)	105,404

Earnings (loss) before income taxes		1,358,420	355,972	(21,930)	(311,556)	1,380,906

Income taxes		368,538	42,689	7,029	(1,303)	416,953

Net earnings (loss)	(Won)	989,882	313,283	(28,959)	(310,253)	963,953

Total assets	(Won)	22,990,799	9,121,978	855,725	(2,908,925)	30,059,577

Capital expenditures	(Won)	712,171	542,971	26,484	(7,276)	1,274,350

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ac)	Segment Information, Continued

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2003:

	2003 (millions)
	Wireline Communications		PCS Services (including IMT-2000 Services)	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,674,132	2,208,952	232,445	—	8,115,529
Intersegment		244,736	283,157	186,260	(714,153)	—

		5,918,868	2,492,109	418,705	(714,153)	8,115,529
Operating expenses:
Depreciation and amortization		1,150,516	404,606	27,935	145,472	1,728,529
Other		3,432,478	1,676,483	374,512	(749,512)	4,733,961

		4,582,994	2,081,089	402,447	(604,040)	6,462,490
Operating income (loss)		1,335,874	411,020	16,258	(110,113)	1,653,039

Interest income		46,196	14,506	7,542	(5,397)	62,847
Interest expense		(221,300)	(141,676)	(6,631)	5,397	(364,210)
Other income (expenses), net		727,484	(19,910)	(34,092)	(112,940)	560,542

Earnings (loss) before income taxes		1,888,254	263,940	(16,923)	(223,053)	1,912,218

Income taxes		643,268	34,865	6,051	349	684,533

Net earnings (loss)	(Won)	1,244,986	229,075	(22,974)	(223,402)	1,227,685

Total assets	(Won)	20,151,043	8,152,060	1,191,560	(2,581,024)	26,913,639

Capital expenditures	(Won)	555,199	524,015	49,454	(4,757)	1,123,911

(3)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month period ended June 30, 2003, have been translated into United States dollars at the rate of (Won)1,196.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2003. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Cash on hand	(Won)	79	10
Checking accounts		2,358	269
Cash in transit		610,207	611,736
Passbook accounts		36,321	15,931
Time deposits		437,724	555,255

	(Won)	1,086,689	1,183,201

(5)	Restricted Deposits

There are certain amounts included in short-term and long-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2002 and June 30, 2003 as follows:

	Millions
	2002		2003
Short-term financial instruments	(Won)	7,708	8,464
Long-term financial instruments		81	84

	(Won)	7,789	8,548

(6)	Inventories

Inventories as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Construction and repair materials	(Won)	66,915	61,315
PCS handsets		146,818	130,605
Other		30,458	43,452

	(Won)	244,191	235,372

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(7)	Other Current Assets

Other current assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Current portion of long-term loans to employees	(Won)	157,340	155,940
Prepaid expenses		38,086	101,139
Prepayments		61,269	42,871
Accrued interest income		16,171	8,908
Refundable deposits		2,334	3,819
Short-term loans		3,553	6,979
Interest rate swap (see note 22)		—	7,202
Other		2,670	1,925

	(Won)	281,423	328,783

(8)	Investments in Securities

Investments in securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

(a)	Trading securities

	Millions
	2002		2003
Money market funds	(Won)	433,661	54,768

(b)	Available-for-sale securities

(i)	Equity securities

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
Current assets:
SK Telecom Co., Ltd. (“SK Telecom”)	4.3	—	(Won)	853,281	—

Investment assets:
New Skies Satellites N.V.	1.4	1.4	(Won)	9,246	12,202
Intelsat, Ltd.	0.7	0.7		6,221	6,221
Inmarsat Ventures plc.	2.3	2.3		15,015	15,015
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307	307
Real Telecom Corporation	7.8	7.8		5,190	5,190
Polytech Adventure Town, Inc.	6.7	6.7		200	200
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
Mirae Asset Securities Co., Ltd.	9.6	9.6		11,960	11,960
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000	18,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
ICO Global Communication (Holdings) Limited	0.1	0.1		617	617
Korea Information Technology Fund	33.3	33.3		100,000	100,000
DAEGU FC	1.0	1.0		300	300

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(i)	Equity securities, Continued

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
Kookmin Credit Information Inc.	13.0	13.0	(Won)	1,202	1,202
Dream Line Corporation	1.0	—		369	—
On Game Network Inc.	19.5	19.5		1,060	1,060
Online Pass Co., Ltd.	19.5	19.5		370	370
ONSE TELECOM	0.4	0.4		2,148	105
Gaeasoft Corp.	6.4	2.2		2,184	1,698
KRTnet Corporation	7.5	7.5		4,493	3,556
Other	—	—		22,277	32,896

			(Won)	212,262	222,002

Investments in equity securities for New Skies Satellites N.V., Gaeasoft Corp. and KRTnet Corporation are recorded at fair value. All other equity securities are stated at cost.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of (Won)211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of (Won)122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of (Won)775,241 million for the six-month period ended June, 30, 2003.

KTF and Centel, subsidiaries of KT, recognized a valuation loss amounting to (Won)3,179 million related to investee companies in the first half of 2003. This charge was related to other than temporary declines in the value of certain investee companies.

(ii)	Debt securities

	Millions
	2002		2003
Current assets:
Monetary stabilization bonds	(Won)	—	20,400
Commercial paper		—	39,866

	(Won)	—	60,266

Investment assets:
KTF First Securitization Specialty Co., Ltd. (note 22(g))	(Won)	43,430	43,430
Equity-linked securities		97,495	72,042
Other		—	12,104

	(Won)	140,925	127,576

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(ii)	Debt securities, Continued

On April 11, 2002, the Company purchased equity-linked securities from Citigroup Global Markets Inc. (“CGMI”). The equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below (Won)150,930 and (Won)154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SK Telecom shares.

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. As of June 30, 2003, SK Telecom shares were quoted at (Won)204,000 per share, resulting in an unrealized loss of (Won)60,552 million.

(iii)	Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Beginning balance	(Won)	743,563
Realized gains on disposition of securities		(780,898)
Changes in unrealized losses, net		(22,291)

Net balance at end of period	(Won)	(59,626)

(c)	Held-to-maturity securities

	Millions
	2002		2003
Current assets:
Government and municipal bonds	(Won)	218	469

Long-term assets:
Government and municipal bonds	(Won)	5,795	10,174

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(9)	Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 and June 30, 2003, are summarized as follows:

	Percentage ownership (%)		Millions
	2002	2003	2002		2003
Mongolian Telecommunications Co.	40.0	40.0	(Won)	5,693	5,157
Korea IT Venture Partners Inc.	28.0	28.0		8,531	9,342
Centel (see note 2(a))	48.8	—		23,314	—
KBSi Co., Ltd.	32.4	32.4		2,154	1,942
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,383	6,087
eNtoB Corp.	23.8	23.8		2,591	3,262
KT Infotech Corporation	15.6	15.6		4,105	4,324
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		1,502	1,732
Korea Digital Satellite Broadcasting Co. (KDB)	18.2	18.2		36,257	23,319
Korea Information Data Corp.	19.0	19.0		5,233	6,045
Korea Information Service Corp.	19.0	19.0		3,633	4,336
KT Instrument & Communication Corp.	19.0	19.0		210	157
Bank Town Co., Ltd.	19.0	19.0		408	354
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		490	362

			(Won)	102,504	66,419

The Company has recorded unrealized losses of (Won)4,266 million and (Won)4,943 million relating to the above affiliates as of December 31, 2002 and June 30, 2003, respectively, which have been accounted for as a capital adjustment. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company received dividends of (Won)469 million and (Won)60 million in the aggregate from affiliates for the six-month periods ended June 30, 2002 and 2003.

(10)	Insurance

Property, plant and equipment were insured against fire damage up to an amount of (Won)920,939 million and (Won)979,969 million as of December 31, 2002 and June 30, 2003, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11)	Other Assets

Other assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Long-term loans to employees	(Won)	872,606	803,964
Long-term financial instruments (see note 5)		580	318
Leasehold rights and deposits		278,757	296,541
Goodwill (see note 2(j))		1,224,102	1,085,017
Negative goodwill (see note 2(j))		(2,589)	(2,330)
Frequency usage right (see note 2(j))		1,208,854	1,216,223
Other intangible assets, net (see note 2(j))		246,944	236,551
Long-term accounts receivable - trade		80,978	115,158

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(11)	Other Assets

	Millions
	2002		2003
Long-term accounts receivable - other	(Won)	7,797	6,436
Deferred income tax assets (see note 25)		447,670	407,104
Other		156,035	135,756

	(Won)	4,521,734	4,300,738

(12)	Short-term Borrowings

Short-term borrowings as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Interest rate per annum (%)	Millions
		2002		2003
Commercial paper	4.90~5.35	(Won)	623,747	230,000
Banks	5.13~7.15		159,037	133,543
Bonds issued	—		330,000	—
Short-term borrowings in foreign currency	3.76~11.00		3,601	14,993

		(Won)	1,116,385	378,536

The weighted average interest rates on short-term borrowings were 5.71% and 5.00% at December 31, 2002 and June 30, 2003, respectively.

(13)	Other Current Liabilities

Other current liabilities as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Unearned income	(Won)	7,504	11,395
Dividends payable		1,317	800
Key money deposits		64,542	91,599
Payables from interest rate swap (see note 22)		7,662	—
Payables from interest rate swaption (see note 22)		1,459	1,331
Payables from currency swap (see note 22)		—	2,671
Other		11,290	8,138

	(Won)	93,774	115,934

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(14)	Long-term Debt

Long-term debt as of December 31, 2002 and June 30, 2003 is summarized as follows:

	Interest rate per annum (%)	Maturity date	Millions
			2002		2003
Local currency (won) debt:
Bonds issued	5.00-9.20	2003~2011	(Won)	7,267,969	6,810,479
Convertible notes of KTF and KTFT	1.00	2004~2005		38,880	38,880
Convertible notes	3.00	2005		1,322,704	1,322,592
Security Companies	5.64~6.85	2005~2008		220,000	115,672
Banks	5.32-7.32	2004~2007		101,348	77,955
Information and Telecommunication Improvement Fund	4.68-7.25	2004~2008		93,066	110,407
KTB Network	6.50	2007		533	118
Samsung Capital	—	—		813	—

				9,045,313	8,476,103

Foreign currency (U.S. dollars) debt:
Convertible notes	0.25	2007	(Won)	1,593,878	1,593,878
Bonds with warrants	4.30	2005		600,200	596,550
Yankee bonds	7.50-7.63	2006~2007		420,140	417,585
Bonds	Libor+0.45-5.18	2003~2007		145,008	255,387
Loans	Libor+0.80	2006		—	178,965

				2,759,226	3,042,365

				11,804,539	11,518,468
Add: Premium on bonds				11,319	21,335
Less:
Current portion, net of discount				1,846,210	2,387,250
Discount on bonds				92,161	71,673

			(Won)	9,877,487	9,080,880

Convertible notes and bonds with warrants issued by the Company are summarized as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date
Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 3, 2005
Convertible notes	May 25, 2002	(Won)	1,397,349	3.00%	May 25, 2005

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price is (Won)61,922 per share of common stock, which allows the bondholders to obtain up to 25,251,552 shares except for the portion of early retirement of the convertible notes.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants are entitled to exercise the warrants from January 4, 2003 to January 1, 2004. The warrants have an exercise price of (Won)69,416 per share of common stock, which allows the bondholders to obtain up to 9,270,200 shares.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(14)	Long-term Debt, Continued

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price is (Won)59,400 per share of common stock, which allows the bondholders to obtain up to 22,265,850 shares except for the portion of early retirement of the convertible notes and 12,679 shares of common stock converted. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognized interest expense on convertible notes using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of (Won)74,000 million for US$116,743 thousand and (Won)77,839 million.

Aggregate principal maturities for the Company’s long-term debt as of June 30, 2003 are as follows:

Fiscal period ending June 30,	Millions
2004	(Won)	2,398,732
2005		3,275,902
2006		2,289,555
2007		1,955,425
2008		1,128,854
Thereafter		470,000

	(Won)	11,518,468

(15)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

KT had the telephone installation system to allow customers to choose between alternative plans for basic telephone service, permitting customers the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees are included in operating revenues in the statements of earnings. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, KT has the telephone installation system, whereby new customers are required to pay a non-refundable service initiation fee.

(16)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Estimated severance benefit liability at beginning of period	(Won)	474,438	379,606
Provision for the period		275,007	142,210
Increase (decrease) due to change of consolidated subsidiaries		(1,853)	336
Payments		(42,942)	(42,677)
Withdrawal from National Pension Fund		332	149
Deposit for severance benefit insurance		(325,376)	(1,638)

Net balance at end of period	(Won)	379,606	477,986

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(17)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Accrual for costumer call bonus points	(Won)	92,131	106,137
Unearned income		20,382	19,852
Key money deposits from customers		19,881	23,587
Accrued expenses		17,509	51,626
Other		7,656	24

	(Won)	157,559	201,226

(18)	Stockholders’ Equity

Changes in common stock for the year ended December 31, 2002 and the six-month period ended June 30, 2003 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2002	312,199,659	(Won)	1,560,998
Retirement of treasury stock on October 9, 2002	(3,122,000)		—

Balance at December 31, 2002	309,077,659	(Won)	1,560,998

Retirement of treasure stock on January 6, 2003	(15,454,659)		—
Retirement of treasure stock on June 20, 2003	(2,937,000)		—

Balance at June 30, 2003	290,686,000	(Won)	1,560,998

Changes in stockholders’ equity for the six-month periods ended June 30, 2002 and 2003 are as follows:

	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
Balance at January 1, 2002	(Won)	1,560,998	1,446,149	6,718,943	2,211,133	2,046,080	13,983,303
Net earnings		—	—	963,953	—	—	963,953
Decrease of unrealized gains on available-for-sale securities		—	—	—	(212,123)	—	(212,123)
Unrealized losses on equity securities of affiliate		—	—	—	(30,985)	—	(30,985)
Dividends		—	—	(224,054)	—	—	(224,054)
Treasury stock		—	—	—	(3,234,989)	—	(3,234,989)
Loss on retirement of treasury stock		—	—	—	(6,675)	—	(6,675)
Changes in subsidiaries included in consolidation		—	—	—	—	1,628	1,628
Issuance of common stock of a consolidated subsidiary		—	2,713	—	—	22,184	24,897
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	183,515	183,515
Other		—	(331)	—	(2,096)	(1,002)	(3,429)

Balance at June 30, 2002	(Won)	1,560,998	1,448,531	7,458,842	(1,275,735)	2,252,405	11,445,041

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(18)	Stockholders’ Equity, Continued

	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
Balance at January 1, 2003	(Won)	1,560,998	1,447,951	8,274,482	(3,386,959)	1,936,094	9,832,566
Net earnings		—	—	1,227,685	—	—	1,227,685
Retirement of treasury stock		—	—	(924,735)	—	—	(924,735)
Cumulative effect of accounting change		—	—	(1,530)	—	(2,198)	(3,728)
Dividends		—	—	(212,887)	—	—	(212,887)
Decrease of unrealized gains on available-for-sale securities		—	—	—	(803,189)	—	(803,189)
Unrealized losses on equity securities of affiliate		—	—	—	(677)	—	(677)
Treasury stock		—	—	—	55,650	—	55,650
Loss on retirement of treasury stock		—	—	—	7	—	7
Changes in subsidiaries included in consolidation		—	—	—	—	27,379	27,379
Acquisition of additional equity in consolidated subsidiaries		—	(137,118)	—	—	(163,968)	(301,086)
Equity change of subsidiary from merger transaction		—	26,181	—	—	(93,478)	(67,297)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	135,155	135,155
Other		—	2,191	—	3,942	1,205	7,338

Balance at June 30, 2003	(Won)	1,560,998	1,339,205	8,363,015	(4,131,226)	1,840,189	8,972,181

(19)	Capital Surplus

Capital surplus as of December 31, 2002 and June 30, 2003 is summarized as follows:

	Millions
	2002		2003
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258
Other		7,693	(101,053)

	(Won)	1,447,951	1,339,205

(20)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		193,101	443,416
Reserve for technology and human resource development		6,667	3,333
Reserve for social overhead capital		23,333	3,333
Reserve for business expansion		5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947

	(Won)	6,442,265	8,025,853

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(20)	Appropriated Retained Earnings, Continued

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to appropriate retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. The Company was, however, required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

Due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” appropriated retained earnings as of December 31, 2002 decreased by (Won)1,583,588 million, the amount of appropriations declared by the Company but not yet approved by the shareholders’ meeting. In March 2003, the shareholders’ meeting approved this appropriation. As a result, under this standard, this amount was recorded in the first half of 2003.

(21)	Treasury Stock

During the first half of 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a certain bank, which is used primarily as a vehicle for trading the shares of common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,250,330 shares and 1,259,170 shares as of December 31, 2002 and June 30, 2003, respectively.

On January 4 and May 24, 2002, the Company reacquired 36,770,183 shares and 23,524,392 shares for (Won)1,963,527 million and (Won)1,270,317 million, representing 11.78% and 7.54% of its common stock, respectively, from the Ministry of Information and Communication.

During 2002 and 2003, certain holders of the convertible notes (see note 14) converted their notes into shares of the Company’s common stock; therefore, 12,679 shares of treasury stock were reissued to the former note holders.

On August 29, 2002, the Board of Directors of the Company approved the purchase and subsequent retirement of treasury stock. Pursuant to the resolution, the Company reacquired 3,122,000 shares of treasury stock amounting to (Won)167,341 million and retired these treasury shares by a charge to retained earnings on October 9, 2002. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 312,199,659 to 309,077,659.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(21)	Treasury Stock, Continued

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock and cash of (Won)211,868 million on December 30, 2002 and retired these treasury stock for (Won)786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock and cash of (Won)122,679 million.

In addition, the Company reacquired 2,937,000 shares of treasury stock on April 24, 2003 and retired these treasury shares amounting to (Won)138,069 million by a charge to retained earnings on June 20, 2003. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 to 290,686,000.

(22)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately (Won)30 billion, and the Company made a provision and paid this amount during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the appeal. The Company filed an appeal in the Seoul High Court and intends to continue to seek redress in the courts.

In October 2000, approximately 4,500 of the former and current employees, who had previously been employed by the MIC and transferred to the Company in 1981, filed a lawsuit against the Company claiming that the Company owes them an additional (Won)27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants. However, on July 7, 2003, the Seoul High Court reversed the Seoul District Court’s decision, and ruled in favor of the Company. Consistent with prior year, the Company has not recorded an accrual for this matter.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)75,608 million and (Won)74,141 million as of December 31, 2002 and June 30, 2003, respectively. Management believes that the ultimate settlement of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Labor welfare fund

During the first half of 2003, the Company contributed (Won)50,000 million to a labor welfare fund. The budget for 2003 amounts to (Won)100,000 million.

(c)	Tax audit

Starting June 2, 2003, the Company has been under a tax audit for the period from 1998 to 2002 by the Korea National Tax Service. The tax audit is expected to be completed by the end of 2003. Management is unable to estimate the financial impact, if any, of the tax audit on the accompanying financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(d)	Interest rate swaption

The Company entered into interest rate swaption contracts with Citibank for variable rates of interest in place of fixed rates of interest in 2002. Details of interest rate swaption contracts outstanding as of June 30, 2003 are as follows:

Bank	Swaption premium (millions)	Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)1,913	1.975%	CD rate	April 16,2005	Selling

Under the interest swaption contracts, the Company recognized a valuation gain of (Won)128million in 2003.

(e)	Interest rate swap

The Company entered into two currency swap contracts, exchanging principal and interest denominated in U.S. dollars with principal and interest denominated in Korean won, with J.P. Morgan during March 2003.

Details of interest rate swap contracts outstanding as of June 30, 2003 are as follows:

Bank	Nominal premium (thousands)	Fixed amount (millions)	Fixed interest rate (1 year)	Variable interest rate (1 year)	Terminal date
J.P. Morgan	$1,600	US$150	7.500%	Libor+4.320%	June 2006
J.P. Morgan	$ 500	US$200	7.625%	Libor+4.610%	April 2007
Shinhan Bank	—	(Won)180,000	6.350%	Libor+2.47%+Contingent spread	September 2007

Under the interest rate swap contracts, the Company recognized a valuation gain of (Won)6,858 million in 2003. In addition, the Company settled two contracts before the terminal date and recognized a transaction gain of (Won)8,170 million in 2003.

(f)	Currency swap

During June, 2003, the Company entered into currency swap contracts with J.P. Morgan for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in US dollars. Details of currency swap contracts outstanding as of June 30, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)	Fixed interest rate(US$)	Fixed interest rate (Won)	Terminal date
J.P. Morgan	$ 50	(Won)59,750	4.3%	6.17%	Jan. 3, 2005
J.P. Morgan	$150	(Won)179,760	Libor+0.80%	Libor+2.64%	June 23, 2006

Under the currency swap contracts, the Company recognized a valuation loss of (Won)1,546 million in 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(22)	Commitments and Contingencies, Continued

(g)	Others

On December 16, 2002, KTF transferred the handset installment receivable of (Won)528,577 million and guarantee insurance and other incident rights to KTF First Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of (Won)470,000 million and the subordinate debt investment of (Won)43,430 million, and recognized a loss on disposition of trade accounts and notes receivable of (Won)15,147 million. KTF has provided a guarantee for uncollected receivables up to 14.3 percent of total amount transferred. As of June 30, 2003, the uncollected trade receivables under this program were (Won)118,418 million.

(23)	Operating Revenues

Operating revenues for the three and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Internet services	(Won)	496,206	945,743	594,040	1,140,851
Data communication services		50,760	103,051	46,237	91,742
Leased line services		273,499	551,160	231,155	468,195
Telephone services		1,724,923	3,515,924	1,695,284	3,425,713
PCS services		1,013,439	1,999,480	1,042,897	2,025,936
Sales of goods		287,968	671,673	281,226	593,877
Satellite services		28,276	60,433	30,847	60,647
Real estate rental services		10,464	21,089	12,412	25,779
Other		108,309	227,879	158,147	282,789

	(Won)	3,993,844	8,096,432	4,092,245	8,115,529

Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2002 are reclassified into operating revenues.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(24)	Operating Expenses

Operating expenses for the three and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period

Salaries and wages	(Won)	677,562	1,142,440	538,826	1,055,907
Compensation expenses (see note 27)		177	355	1,773	3,294
Provision for retirement and severance benefits, including early retirement payments		85,399	143,788	60,926	142,210
Employee benefits		115,006	278,878	147,197	285,483
Communications		20,635	35,918	14,702	29,991
Utilities		35,124	73,170	44,340	80,999
Taxes and dues		26,702	63,628	25,538	62,423
Rent		50,454	100,598	45,359	91,897
Depreciation		801,749	1,591,778	789,664	1,550,390
Amortization		87,879	175,356	88,394	178,139
Repairs and maintenance		122,860	170,340	100,003	158,185
Automobile maintenance		6,092	10,344	6,246	11,559
Commissions		183,390	361,235	238,907	473,704
Commissions to sales agent		136,658	283,719	132,838	280,038
Entertainment		941	971	753	2,584
Advertising		108,472	169,845	73,679	136,742
Education and training		16,249	26,611	14,125	25,789
Research and development		59,750	114,457	62,932	117,882
Travel		10,010	18,809	8,263	16,176
Supplies		7,895	17,694	10,344	22,151
Interconnection charges		284,426	573,732	275,149	561,655
Rewards		1,044	2,314	1,906	2,793
Cost of goods sold		254,662	668,743	268,510	545,088
Cost of services (commissions for system integration service, and other miscellaneous service)		179,039	273,304	176,397	276,954
International settlement payment		48,457	84,310	42,001	96,467
Promotion		84,389	155,389	82,036	145,953
Provision for doubtful accounts		37,550	90,373	76,973	138,682
Other		10,208	23,948	12,245	30,441

		3,452,779	6,652,047	3,340,026	6,523,576
Less: amounts included in construction in progress		38,848	72,290	29,451	61,086

	(Won)	3,413,931	6,579,757	3,310,575	6,462,490

Operating expenses for the three-month periods ended June 30, 2002 and 2003, includes (Won)25,975 million and (Won)22,500 million, respectively, of additional labor cost for the first quarter in accordance with an annual salary increase negotiation with the labor union.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Rates
Up to (Won)100 million	16.5%
Over (Won)100 million	29.7%

The components of income tax expense for the three-month and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Current income tax expense	(Won)	188,198	344,588	206,700	642,258
Deferred income tax expense		6,695	72,366	85,867	42,275

Income taxes for the period	(Won)	194,893	416,954	292,567	684,533

(b)	The provision for income taxes calculated using normal tax rates differs from the actual provision for the six-month periods ended June 30, 2002 and 2003 for the following reasons:

	Millions
	2002		2003
Provision for income taxes at normal tax rate	(Won)	464,633	608,070
Tax effect of permanent differences, net		(4,992)	(1,306)
Investment tax credit		(42,687)	(45,000)
Impairment of deferred tax asset		—	122,769

Actual provision for income taxes	(Won)	416,954	684,533

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2002 and June 30, 2003 are presented below:

	Millions
	2002		2003
Deferred income tax assets:
Retirement and severance benefits	(Won)	29,202	45,621
Allowance for doubtful accounts		121,404	158,711
Refundable deposits for telephone installation		26,505	22,939
Equity securities of affiliates		202,712	225,675
Investment securities		25,224	31,990
Tax credit carryforwards		61,415	9,100
Loss carryforwards		126,921	103,928
Other		28,091	73,317

Total deferred income tax assets		621,474	671,281

Deferred income tax liabilities:
Accrued interest income		4,641	1,283
Depreciation		42,242	36,197

Total deferred income tax liabilities		46,883	37,480
Valuation reduction		126,921	226,697

Net deferred income tax asset	(Won)	447,670	407,104

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes, Continued

The exclusion and inclusion of subsidiaries from the consolidation in 2002 and 2003 resulted in a decrease in net deferred tax asset of (Won)1,288 million and an increase in net deferred tax asset of (Won)1,709 million, respectively. At June 30, 2003, the Company has investment tax credit carryforwards of (Won)9,100 million which are available to reduce future income taxes through 2007.

Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan, operations strategy, growth prospects and involvement with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of (Won)233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.

In 2001, KTM merged with KTF with the combined entity operating under the name KTF. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward in the amount of (Won)97,062 million in 2001, (Won)150,653 million in 2002 and (Won)77,419 million for the six-month period ended June 30, 2003. However, KTF concluded that it is not probable that the tax benefit of the loss carryforward generated by KTM can be realized in future years and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of (Won)349,926 million as of June 30, 2003.

The Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off the related deferred tax assets in the amount of (Won)122,769 million by a charge to deferred income tax expense in the second quarter of 2003.

(26)	Earnings Per Share

(a)	Earnings per share of common stock for the three-month periods ended June 30, 2002 and 2003 are calculated as follows:

(i)	Basic earnings per share

	Millions
	(except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	464,166	289,924
Weighted-average number of shares common stock (in thousands)		261,324	216,417

Basic earnings per share (in Won)	(Won)	1,776	1,340

(ii)	Diluted earnings per share

	Millions
	(except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	464,166	289,924
Adjustments:
Interest expense on convertible notes		6,645	12,873

Net earnings available for common and common equivalent shares		470,811	302,797
Weighted-average number of common and common equivalent shares (in thousands)		312,348	263,934

Diluted earnings per share (in Won)	(Won)	1,507	1,147

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Earnings Per Share, Continued

(b)	Earnings per share of common stock for the six-month periods ended June 30, 2002 and 2003 are calculated as follows:

(i)	Basic earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	963,953	1,227,685
Weighted-average number of shares common stock (in thousands)		269,954	217,785

Basic earnings per share (in Won)	(Won)	3,571	5,637

(ii)	Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	963,953	1,227,685
Adjustments:
Interest expense on convertible notes		7,746	25,584

Net earnings available for common and common equivalent shares		971,699	1,253,269
Weighted-average number of common and common equivalent shares (in thousands)		301,807	265,302

Diluted earnings per share (in Won)	(Won)	3,220	4,724

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of June 30, 2003 are as follows:

Potentially dilutive shares (thousands)
Convertible notes	47,517
Bonds with warrants	9,270
Stock options	479

Bonds with warrants and stock options did not enter into the determination of diluted earnings per share because of lack of a dilutive effect.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(27)	Stock Options

On December 26, 2002, the Company granted stock options to its officers for purchases of 680,000 shares of common stock, including 220,000 shares under performance conditions at the option price of (Won)70,000 per share. However, the number of stock options granted decreased to 479,067 shares and the total cost of compensation from (Won)12,590 million to (Won)10,714 million because of resignation of a number of officers. The options can be exercised during the period from December 27, 2004 to December 26, 2009 upon completion of two years mandatory service periods. Option holders can exercise one third of total options annually from 2004. The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation expense which is amortized to expense over the option vesting period.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

Risk free interest rate:	5.46%
Expected exercise period:	4.5 years to 5.5 years
Expected standard deviation of stock price:	49.07% ~ 49.90%
Expected dividend yield ratio :	1.10%

Changes in the total cost of compensation for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Total cost of compensation	(Won)	10,714
Accumulated cost recognized in prior periods		(103)
Cost recognized for the period		(2,929)

Cost recognized in future period	(Won)	7,682

In addition, KTF and KTP granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP granted stock option of (Won)638 million which was recorded as capital adjustments.

(28)	Non-cash Financing and Investing Activities

Significant non-cash financing and investing activities for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Long-term debt transferred to current liabilities	(Won)	1,461,012
Available-for-sale securities transferred to treasury stock		730,704
Construction in progress transferred to property, plant and equipment		433,923

(29)	Contribution Payments for Research and Development

The Company made contributions of (Won)52,202 million and (Won)31,065 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the six-month periods ended June 30, 2002 and 2003, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(30)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues.

(31)	Economic Environment

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

(32)	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, there are various classification differences between Korean GAAP and U.S. GAAP on the balance sheets, statements of earnings and retained earnings and cash flows.These reclassifications would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP. The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

(a)	Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. Accordingly, the following entities are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	i)
	Percentage of ownership
Entity	December 31, 2002	June 30, 2003
KTF	40.3	44.7
KTP	45.4	44.9
KTSC	36.9	36.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(a)	Companies Included in Consolidation, Continued

In addition, under Korean GAAP, the Company consolidates KTFT (owned 57.4% by KTF) as of December 31, 2002 and June 30, 2003, KT ICOM of which KTF owned 87.3% as of December 31, 2002 and merged into KTF on March 6, 2003. In addition, the Company consolidates Centel beginning in 2003 due to KTS, a subsidiary, becoming the largest shareholder with an ownership interest of 42.8% during the six-month period ended June 30, 2003. (Prior to 2003, the investment was recorded under the equity method due to another shareholder having a largest interest.) These entities are also accounted for under the equity method under U.S. GAAP.

Presented below is summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2002, and June 30, 2003, and for the six-month periods ended June 30, 2002 and 2003.

	Millions
	2002		2003
Current assets	(Won)	2,587,526	1,809,947
Other assets		6,587,121	6,868,572

Total assets		9,174,647	8,678,519

Current liabilities		3,035,253	2,952,934
Other liabilities		3,195,128	2,536,184

Total liabilities		6,230,381	5,489,118

Net assets	(Won)	2,944,266	3,189,401

	Millions
	2002		2003
Operating revenues	(Won)	2,664,748	2,706,622
Operating income		410,197	416,570
Net earnings	(Won)	316,654	235,906

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KT ICOM, KTSC, KTFT, Centel and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity. Condensed consolidated balance sheets as of December 31, 2002 and June 30, 2003, and condensed consolidated income statements of the Company under U.S. GAAP for the six-month periods ended June 30, 2002 and 2003 are presented elsewhere in note 32.

(b)	Debt and Equity Securities

Under Korean GAAP, prior to January 1, 2003, investments in equity securities and debt securities which are held for short-term cash management purposes are included in “marketable securities” and reported at fair value with unrealized gains and losses included in earnings. Investments in marketable equity securities and equity linked securities held for long-term investment purposes are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity. Non-marketable investments in equity securities are reported at cost unless there is a significant decline in value which is not expected to be recovered. Investments in debt securities held for long-term investment purposes are carried at amortized cost for all periods.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 8 “Investment in Securities”. This new Standard is similar to existing U.S. GAAP as below except the accounting for non-marketable equity security. For Korean GAAP purpose, non-marketable security should be classified as available-for-sale security and carried at fair value, with unrealised holding gains and losses reported as a capital adjustment. For U.S. GAAP purpose, non-marketable security is classified as cost method investments and carried at cost.

Certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Through 2002, the Company classified trading securities as current assets, whereas available-for-sale securities and held-to-maturity securities as investment. Effective January 1, 2003, trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income. Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as investment. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

For U.S. GAAP purposes, the Company accounts for investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

Under Korean GAAP, the equity-linked debt securities are treated as available-for-sale securities and are reported at fair value based on the quoted price of SK Telecom shares. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

For U.S. GAAP purposes, the equity-linked debt securities are considered a hybrid instrument with an equity based derivative embedded in a debt instrument. In accordance with SFAS No. 133, the equity- based embedded derivative is separated from the debt instrument and accounted for separately. The embedded derivative is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Under Korean GAAP, prior to January 1, 2003, the convertible notes are treated as long-term investment securities and are reported at cost. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9 “Convertible Securities.” As a result, the convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as the component of the stockholders’ equity. However, since these convertible notes are between KT and KTF (consolidated subsidiary under Korean GAAP), the convertible notes and related interest income/expense are eliminated in consolidation.

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2002 and June 30, 2003 is as follows:

	2002 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	102,249	760,278	—	862,527
Debt securities (available-for-sale)		457,679	—	12,799	444,880
Debt securities (held-to-maturity)		4,199	—	12	4,187

	(Won)	564,127	760,278	12,811	1,311,594

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	14,433	—	615	13,775
Debt securities (available-for-sale)		509,387	—	5,597	503,790
	(Won)	528,372	104	6,212	522,221

The proceeds from sales of available-for-sale securities were (Won)470,006 million for the year ended December 31, 2002 and (Won)122,679 for the six-month period ended June 30, 2003. The gross realized gains on those sales were (Won)1,128,442 million for the year ended December 31, 2002 and (Won)757,613 for the six-month period ended June 30, 2003. The average cost method is used to calculate gains or losses from the sale of available-for-sale securities.

In addition, prior to 1995, the Company’s investment in SK Telecom was accounted for under the equity method for both Korean GAAP and U.S. GAAP. In 1995, the Company’s investment in SK Telecom decreased to below 20% and the Company concluded that it no longer had significant influence with respect to its investment in SK Telecom. As a result, under both Korean GAAP and U.S. GAAP, the Company discontinued the use of the equity method. However, under Korean GAAP, certain previously recognized equity in earnings were reversed as an adjustment to retained earnings. As a result, the Company’s cost basis for its investment in SK Telecom is higher under U.S. GAAP than under Korean GAAP. This difference has been eliminated since the investment in SK Telecom is reported at fair value under both Korean GAAP and U.S. GAAP, with the unrealized gain reported in a separate component of stockholders’ equity until realized.

In 2002 and 2003, as described in note 8, the Company sold all of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment of (Won)17,628 million has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings.

(c)	Business Combinations

Under Korean GAAP, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired company and the fair value of tangible and identifiable intangible assets acquired or the difference between the cost of an acquired company and the corresponding share of stockholders’ equity (book value) of an acquired company, depending on the availability of fair value information, is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired company which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired company is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill and the acquisitions are accounted for as of the date the transaction occurred.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)	Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

Effective January 1, 2002, KT adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will no longer be limited to 40 years. In accordance with SFAS No. 142, goodwill was tested for impairment by comparing the fair value of the Company’s reporting units to their carrying amounts.

Identifiable intangible assets as of December 31, 2002 and June 30, 2003, are as follows:

	2002 (Millions)
	Amount		Amortization	Net Amount
Gross Carrying Accumulated Amortized Intangible Assets:
Internal-use software	(Won)	227,363	78,094	149,269
Buildings and facilities utilization rights		99,014	40,758	58,256
Purchased consumer data		1,448	109	1,339
Other		4,091	855	3,236

Total	(Won)	331,916	119,816	212,100

	2003 (Millions)
	Amount		Amortization	Net Amount
Gross Carrying Accumulated Amortized Intangible Assets:
Internal-use software	(Won)	237,608	97,486	140,122
Buildings and facilities utilization rights		99,172	43,471	55,701
Purchased consumer data		946	118	828
Other		6,141	1,435	4,706

Total	(Won)	343,867	142,510	201,357

Amortization Expense:

For the six-month period ended June 30, 2003 (Won) 22,873 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)	Goodwill, Continued

Estimated Amortization Expense:

For the fiscal period ending June 30,	Million
2004	(Won)	42,852
2005		41,223
2006		38,804
2007		34,820
2008		9,552

The weighted average amortization period of total amortized intangible assets, internal-use software and right of utilization are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 and the six-month period ended June 30, 2003 are as follows:

	2002 (Millions)
	PCS Service		Miscellaneous	Total
Balance as of January 1, 2002	(Won)	1,418,989	12,961	(Won)	1,431,950
Goodwill acquired during the period		—	—		—
Impairment loss		663,345	12,947		676,292

Balance as of December 31, 2002	(Won)	755,644	14	(Won)	755,658

	2003 (Millions)
	PCS Service		Miscellaneous	Total
Balance as of January 1, 2003	(Won)	755,644	14	(Won)	755,658
Goodwill acquired during the period		—	—		—
Impairment loss		—	—		—

Balance as of June 30, 2003	(Won)	755,644	14	(Won)	755,658

*	PCS service segment goodwill is included in equity method investments as of December 31, 2002 and June 30, 2003, under U.S. GAAP.

KTF, an equity investee accounted for using the equity method of accounting included in the PCS service segment, was tested for impairment during 2002 because of the significant decrease of the quoted market value of its stock. In 2002, the Company recognized an impairment loss amounting to (Won)663,345 million relating to KTF. If the quoted market value of KTF continues to decline, the Company may be required to record additional impairment losses.

KTH, a consolidated subsidiary included in the miscellaneous segment, was tested for impairment during 2002 because of the significant decrease of the quoted market value of KTH. In 2002, the Company recognized an impairment loss amounting to (Won)12,947 million relating to KTH.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(e)	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Company’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

(f)	Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year attracted a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year attracted one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT readopted the policy utilized, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(f)	Depreciation, Continued

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property, plant and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Machinery and equipment	8 - 10 years
Ships	5 - 12 years
Vehicles	3 - 5 years
Tools, furniture and fixtures	2 - 20 years

(g)	Special Depreciation

Special depreciation was an acceleration of depreciation on certain assets under Korean GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to a declining balance method, based on the economic useful life of the asset.

(h)	Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property, plant and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Company has elected to expense all interest costs as incurred.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002		2003
Total interest costs incurred	(Won)	207,149	226,853
Less amounts charged to expense		194,004	216,881

Interest capitalized	(Won)	13,145	9,972

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(i)	Intangible Assets

Under Korean GAAP, pre-operating costs and research costs are expensed as incurred, and development costs and organization costs are deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects on prior years of this change in accounting method of (Won)1,530 million have been charged to the beginning balance of retained earnings. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal software developments costs.

(j)	Bonds with Stock Warrants

Under Korean GAAP, prior to January 1, 2003, all proceeds received for bonds issued with detachable stock warrants, are recorded as a debt obligation and are not allocated between the debt and stockholders’ equity components. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. In accordance with SKAS No. 9, the new requirements are applicable on a prospective basis to bonds with warrants issued or modified after December 31, 2002.

Under U.S. GAAP and consistent with SKAS No. 9, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

(k)	Revenue Recognition

Under Korean GAAP, non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Under U.S. GAAP, service installation fees related to activation of ongoing service are deferred and recognized to revenue over the expected estimated life of customer relationships. The Company defers service installation fees over the expected terms of customer relationship. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

(l)	Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, are included in results of operations. Effective January 1, 2003 the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. As allowed by the Standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment under Korean GAAP are reversed.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(l)	Foreign Currency Transactions, Continued

Under U.S.GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(m)	Equity-Linked Securities

Under Korean GAAP, the equity-linked securities owned by the Company are considered as available-for-sale securities and recorded at fair value at the balance sheet date. Fair value is calculated based on the quoted market price of SK Telecom shares. Unrealized holding gains and losses are recorded as a separate component of stockholders’ equity.

Under U.S. GAAP, the equity-linked securities are separated into two components, the host contract and the embedded derivative. The host contract is recorded as an available-for-sale debt security and unrealized holding gains and losses are excluded from earnings and included as a separate component of stockholder’s equity. The fair value of the debt security is based on the third party’s appraisal value. The embedded derivative is recorded at fair value and unrealized gains and losses are recorded in results of operations. The fair value of the derivative is based on commonly accepted valuation methods.

(n)	Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and are reported at cost. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that convertible notes are treated as available -for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation.

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

(o)	Deferred Income Taxes

Under Korean GAAP, income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates applicable at the balance sheet date. Deferred tax is provided using the asset and liability method. Deferred tax assets and liabilities are generally recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

However, under Korean GAAP, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(o)	Deferred Income Taxes, Continued

For U.S. GAAP purposes, the Company accounts for income tax expense under the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires the recognition of deferred tax assets and liabilities created by temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized.

(p)	Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(q)	Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expenses)”. For U.S. GAAP purposes, impairment write-downs are required to be recorded as a component of “operating income”.

(r)	Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130 which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended and accumulated other comprehensive income balances as of June 30, 2002 and 2003 are summarized as follows:

	Millions
	As of and for the six-month periods ended June 30,
	2002		2003	2003 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,102,407	1,131,974	$946.5
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		(1,094)	825	0.7
Unrealized gains (losses) on investments :
Unrealized holding gains (losses) net of tax of, (Won)(168) million and (Won)3,779 million in 2002 and 2003, respectively		(398)	8,943	7.5
Less: reclassification adjustment, net of tax of, (Won)72,618 million and (Won)226,842 million in 2002 and 2003, respectively		(171,886)	(536,937)	(449.0)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	929,029	604,805	$505.7

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(r)	Comprehensive Income, Continued

	Millions
	As of and for the six-month periods ended June 30,
	2002		2003	2003 (note 3)
Accumulated other comprehensive income balances:
Foreign currency translation adjustments	(Won)	(7,701)	(7,121)	$(6.0)
Unrealized gains on investments		1,421,597	(153)	(0.1)

	(Won)	1,413,896	(7,274)	$(6.1)

(s)	Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTFT, KT ICOM, KTSC, KTP and Centel, which are accounted for under the equity method under U.S. GAAP.

(t)	Recent Changes in U.S. GAAP

In April 2003, the FASB issued Statement of Financial Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “ Accounting for Derivative Instruments and Hedging Activities”. This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments within its scope as liabilities (or an asset in some cases). Prior to SFAS No. 150, many of these instruments may have been classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. For instruments issued prior to May 31, 2003, this standard is to be implemented by reporting the cumulative effect of a change in accounting principle as of July 1, 2003. SFAS No. 150 will not have an impact upon initial adoption and is not expected to materially impact the Company’s results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Tack Force (EITF) reached a consensus on EITF 00-21, “Revenue Arrangement with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangement entered into in fiscal periods beginning after June 15, 2003, which, for the Company, is July 1, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact to the Company’s results of operations, financial position and cash flows.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(t)	Recent Changes in U.S. GAAP, Continued

In May 2003, the EITF reached a consensus on EITF 01-8 “Determining Whether an Arrangement Contains a Lease,” relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 “Accounting for Lease” should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This may result in a difference in the timing of revenue recognition. The consensus requires sellers to report the revenue from the leasing component of the arrangement as leasing or rental income rather than revenue from product sales or services. Purchaser’s arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contract entered into or significantly modified after July 1, 2003. EITF 01-8 will not have an impact upon initial adoption based on arrangement in place as of June 30, 2003.

(u)	U.S.GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions, except per share data
	Six month periods ended June 30,
	2002		2003	2003 (note 3)

Net earnings in accordance with Korean GAAP	(Won)	963,953	1,227,685	$1,026.5
Adjustments:
Intangible assets		6,202	2,158	1.8
Special depreciation		(95)	—	—
Depreciation		(43,756)	(43,368)	(36.3)
Equity in earnings of equity method affiliates
Date of acquisition		(2,804)	(11,847)	(9.9)
Different useful life of intangibles		68,960	68,960	57.7
Additional acquisitions of equity investees		5,595	(3,633)	(3.0)
Goodwill impairment		(12,947)	—	—
U.S. GAAP adjustments of equity method affiliates		10,621	27,043	22.6
Interest capitalization (including related depreciation), net		33,910	26,363	22.1
Capitalized foreign exchange transactions, net		10,134	2,445	2.0
Foreign currency translation of convertible notes		150,076	8,902	7.4
Service installation fees		(25,616)	1,080	0.9
Reversal of gain on disposition of investment		(4,628)	(17,628)	(14.7)
Convertible notes of KTF		—	(9,799)	(8.2)
Bonds with stock warrants		(4,514)	(3,027)	(2.5)
Deferred income tax effects of U.S. GAAP adjustments		(61,504)	112,790	94.3

		138,454	136,686	114.3

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,102,407	1,364,371	$1,140.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(u)	U.S.GAAP Reconciliations, Continued

	Millions, except per share data
	Periods ended June 30,
	2002		2003	2003 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,102,407	1,364,371	$1,140.8

Basic earnings per share in accordance with U.S. GAAP	(Won)	4,084	6,264	$5.2

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,678	5,215	$4.4

Dividend per share in accordance with U.S. GAAP	(Won)	720	860	$0.7

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Periods ended June 30,
	2002		2003	2003 (note 3)
Net income available to common shareholders	(Won)	1,102,407	1,364,371	$1,140.8
Dilutive effect of convertible notes		7,746	19,325	16.1

		1,110,153	1,383,696	1,156.9

Weighted average outstanding shares of common stock		270	218
Dilutive effect of convertible notes		32	47

Common stock and common stock equivalents		302	265

Basic earnings per share in accordance with U.S. GAAP	(Won)	4,084	6,264	$5.2

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,678	5,215	$4.4

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain recognized associated with convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(u)	U.S.GAAP Reconciliations, Continued

	Millions
	Year ended December 31,		Period ended June 30,
	2002		2003	2003 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	9,832,566	8,972,181	$7,501.8
Adjustments:
Intangible assets		(15,965)	(13,807)	(11.5)
Depreciation		119,431	76,063	63.6
Equity in earnings of equity method affiliates:
Date of acquisition		224,639	212,792	177.9
Different useful life of intangibles		218,755	287,715	240.5
Additional acquisitions of equity investees		2,138	134,396	112.4
Impairment loss relating to equity investee		(663,345)	(663,345)	(554.6)
Goodwill impairment		(12,947)	(12,947)	(10.8)
U.S. GAAP adjustments of equity method affiliates		47,061	32,330	27.0
Interest capitalization, net		(109,718)	(83,355)	(69.7)
Capitalized foreign exchange transactions, net		(11,139)	(8,694)	(7.3)
Foreign currency translation of convertible notes		139,730	148,632	124.3
Deferred service installation fees		(542,626)	(541,546)	(452.8)
Convertible notes of KTF		(17,222)	—	—
Bonds with stock warrants		6,415	3,388	2.8
Deferred tax effects of U.S. GAAP adjustments		211,565	324,355	271.2
Deferred income taxes on investment securities		(222,999)	65	0.1
Minority interest		(1,936,094)	(1,840,189)	(1,538.6)

		(2,562,321)	(1,944,147)	(1,625.5)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	7,270,245	7,028,034	$5,876.3

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003	2003 (note 3)
Assets
Notes and accounts receivable - trade	(Won)	2,070,140	2,015,819	$1,685.5
Other current assets		3,127,337	2,122,099	1,774.4
Investments		2,825,826	3,153,531	2,636.7
Property, plant and equipment		11,995,028	11,396,961	9,529.2
Other assets		1,719,068	1,790,818	1,497.3

	(Won)	21,737,399	20,479,228	$17,123.1

Liabilities
Notes and accounts payable - trade	(Won)	916,964	709,029	$592.8
Other current liabilities		3,602,173	2,924,125	2,444.9
Long-term debt, excluding current portion		7,426,284	7,304,498	6,107.5
Other long-term liabilities		2,434,226	2,425,112	2,027.7

Total liabilities		14,379,647	13,362,764	11,172.9

Minority interest in consolidated subsidiaries		87,507	88,430	73.9

Stockholders’ equity		7,270,245	7,028,034	5,876.3

	(Won)	21,737,399	20,479,228	$17,123.1

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Condensed consolidated income statements in accordance with U.S. GAAP for the six-month periods ended June 30, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003	2003 (note 3)
Operating revenues	(Won)	5,769,830	5,895,610	$4,929.4
Cost of services		4,152,034	4,081,825	3,412.9

Gross profit		1,617,796	1,813,785	1,516.5

Selling, General and administration expenses		526,611	522,717	437.0
Other operating income, net		15,004	40,280	33.7

Operating income		1,106,189	1,331,348	1,113.2
Other income		418,456	568,106	475.0

Earnings before income tax and minority interest		1,524,645	1,899,454	1,588.2
Income tax		424,597	534,374	446.8

Earnings before minority interest		1,100,048	1,365,080	1,141.4

Minority interest in losses (earnings) of consolidated subsidiaries		2,359	(709)	(0.6)

Net earnings	(Won)	1,102,407	1,364,371	$1,140.8

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002		2003	2003 (note 3)
Beginning balance	(Won)	11,188,378	7,270,245	$6,078.8
Net earnings		1,102,407	1,364,371	1,140.8
Foreign currency translation adjustments		(1,094)	825	0.7
Unrealized losses on investments, net of tax		(172,284)	(527,994)	(441.5)
Treasury stock		(3,241,664)	(869,085)	(726.6)
Dividends		(224,054)	(212,887)	(178.0)
Gains on sales of stock by subsidiaries and equity affiliates		(4,954)	—	—
Other		15,785	2,559	2.1

Ending balance	(Won)	8,662,520	7,028,034	$5,876.3

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the six-month periods ended June 30, 2002 and 2003, respectively, are set out below:

	Millions
	2002		2003	2003 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,102,407	1,364,371	$1,140.8
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		1,280,272	1,187,154	992.6
Provision for doubtful accounts		48,850	111,729	93.4
Loss on disposition of property, plant and equipment		28,489	29,728	24.9
Equity in earnings of affiliates		(44,435)	(14,361)	(12.0)
Deferred income tax expense		128,669	(52,503)	(43.9)
Gain on disposition of investment securities		(267,030)	(751,120)	(628.0)
Changes in assets and liabilities:
Increase in retirement and severance benefits		124,538	99,468	83.2
Decrease (increase) in trade notes and accounts receivable		(64,368)	23,737	19.8
Increase in inventories		(29,958)	(48,785)	(40.8)
Increase in notes and accounts payable - trade		(146,043)	(229,546)	(191.9)
Increase in advance receipts from customers		(9,455)	(30,808)	(25.8)
Increase in income taxes payable		100,574	154,851	129.5
Increase in prepaid expenses		(34,707)	(57,749)	(48.3)
Decrease in withholdings		9,715	26,346	22.0
Increase in accrued expenses		137,068	134,689	112.6
Increase (decrease) in accounts payable-other		35,572	(361,063)	(301.9)
Decrease in refundable deposits of telephone installation		(582,991)	(205,060)	(171.5)
Other, net		(235,562)	13,252	11.1

Net cash provided by operating activities		1,581,605	1,394,330	1,165.8

Cash flows from investing activities:
Decrease in receivables on the sale of property, plant and equipment		2,210	2,078	1.7
Additions to property, plant and equipment		(731,564)	(586,542)	(490.4)
Proceeds from sale of property, plant and equipment		21,421	32,024	26.8
Increase in short-term financial instruments		(14,235)	(29,453)	(24.6)
Proceeds from the sale of available-for-sale securities		296,753	116,516	97.4
Proceeds from the sale of equity security of affiliates		17,988	1,880	1.6
Purchase of available-for-sale securities		(133,379)	(72,301)	(60.4)
Purchase of equity security of affiliates		—	(301,575)	(252.2)
Other, net		(943,425)	618,977	517.5

Net cash used in investing activities		(1,484,231)	(218,396)	(182.6)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	Condensed Consolidated U.S. GAAP Financial Information, Continued

	Millions
	2002		2003	2003 (note 3)
Cash flows from financing activities:
Payment of dividends	(Won)	(225,981)	(213,404)	$(178.4)
Decrease in short-term borrowings, net		(133,939)	(506,452)	(423.4)
Repayments of long-term debt		(575,438)	(687,411)	(574.8)
Proceeds from long-term debt		3,955,331	541,580	452.8
Reacquisition of treasury stock		(3,234,546)	(138,483)	(115.8)
Other, net		(4,618)	456	0.4

Net cash used in financing activities		(219,191)	(1,003,714)	(839.2)

Increase (decrease) in cash and cash equivalents		(121,817)	172,220	144.0
Cash and cash equivalents at beginning of year		805,297	886,109	740.9

Cash and cash equivalents at end of year	(Won)	683,480	1,058,329	$884.9

Supplemental schedule of non-cash investing and financing activities*	(Won)	—	730,704	$611.0

*	As discussed in Note 9(a), the Company financed (Won)730,704 million of its purchase of treasury stock in 2003 through the transfer of shares of SK Telecom which the Company previously held as available –for-sale securities.

(w)	Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 29.7% for the six-month periods ended June 30, 2002 and 2003, respectively.

The components of income tax expense for the six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002		2003	2003 (note 3)
Current income tax expense	(Won)	295,928	586,877	$490.7
Deferred income net expense (benefit)		128,669	(52,503)	(43.9)

Income tax expense	(Won)	424,597	534,374	$446.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Additional U.S. GAAP Disclosures, Continued

The provision for income taxes using statutory tax rates differs from the actual provision for the six-month periods ended June 30, 2002 and 2003 for the following reasons:

	Millions
	2002		2003	2003 (note 3)
Provision for income taxes at statutory tax rates	(Won)	452,820	564,138	$471.7
Other, principally nondeductible expenses		14,464	15,236	12.7
Investment tax credit		(42,687)	(45,000)	(37.6)

Actual provision for income taxes	(Won)	424,597	534,374	$446.8

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 27.8.% and 28.1% for the six-month periods ended June 30, 2002 and 2003, respectively.

At June 30, 2003, the Company does not have any remaining investment credit carryforwards.

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and June 30, 2003, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	2002		2003	2003 (note 3)
Deferred tax assets
Retirement and severance benefits	(Won)	22,597	38,902	$32.5
Doubtful accounts		80,807	105,515	88.2
Refundable deposits for telephone installation		26,505	22,939	19.2
Investment securities		24,400	27,417	22.9
Inventories		324	323	0.3
Intangible assets		4,742	4,101	3.4
Unearned income		161,160	160,839	134.5
Equity securities of affiliates		278,368	275,097	230.0
Tax credit carryforwards		43,215	—	—
Other		—	19,111	16.0

Total deferred tax assets		642,118	654,244	547.0

Deferred tax liabilities
Investment securities		(222,999)	—	—
Property, plant and equipment		(45,210)	(34,930)	(29.2)
Accrued interest income		(789)	(1,193)	(1.0)
Other		(25,360)	—	—

Total deferred tax liabilities		(294,358)	(36,123)	(30.2)

Net deferred tax assets	(Won)	347,760	618,121	$516.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(32)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Additional U.S. GAAP Disclosures, Continued

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company provided a valuation allowance amounting to (Won)232,397 million to the extent that it is more likely than not that such deferred tax assets will not be realized.

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003	2003 (note 3)
Gross property, plant and equipment	(Won)	33,825,965	33,579,849	$28,076.8
Accumulated depreciation		21,830,937	22,182,888	18,547.6

Net property, plant and equipment	(Won)	11,995,028	11,396,961	$9,529.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2003

KT Corporation

By: /s/ Jeong - Soo Suh
Name:	Jeong - Soo Suh
Title:	Vice President and
Chief Financial Officer